UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Lindsay A. Rosenwald, M.D.
   787 Seventh Avenue, 48th Floor
   New York, NY 10019
2. Date of Event Requiring Statement (Month/Day/Year)
   11/01/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Genta Incorporated -- GNTA

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
   11/12/97
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
                                           |                      |                |                                               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Series D Preferred      |12/31/97 |N/A      |Common Stock           |4,280,265|$0.94375  |I            |by Paramount Capital, Inc. |
Stock (1)               |         |         |                       |         |          |             |                           |
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Class D Warrants (1)    |12/31/97 |6/30/02  |Common Stock           |201,975  |$0.94375  |I            |by Paramount Capital, Inc. |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) The Series D Preferred Stock and Class D Warrants are components of units ("Units") issuable upon exercise of warrants ("Unit Purchase Warrants") exerciseable from December 31, 1997 to June 30, 2002, at an initial exercise price of $110,000 per Unit. The Reporting Persons, through the holdings of Paramount Capital, Inc., may be deemed beneficially to own Unit Purchase Warrants to purchase an aggregate of 40.395 Units. Each Unit consists, initially, of (i) 1,000 shares of Series D Preferred Stock of the Issuer, par value $0.001 per share, and (ii) 5,000 Class D Warrants. The Unit Purchase Warrants contain certain anti-dilution adjustments.

SIGNATURE OF REPORTING PERSON
/s/Lindsay A. Rosenwald, M.D.
-----------------------------
Lindsay A. Rosenwald, M.D.
Individually, and as President of
Paramount Capital, Inc.

DATE
12/30/97

                             Attachment A to Form 3/A


    Reporting Persons:   Lindsay A. Rosenwald, M.D. (the designated filer); and

                         Paramount Capital, Inc.
                         787 Seventh Avenue, 48th Floor
                         New York, NY  10019

    Issuer:              Genta Incorporated (GNTA)

         Lindsay A. Rosenwald, M.D., the Chairman and sole shareholder of Paramount Capital, Inc., is also the President and sole shareholder of Paramount Capital Asset Management, Inc. ("Paramount"). Paramount is the General Partner of the Aries Domestic Fund, L.P. (the "Partnership") and also serves as the Investment Manager to The Aries Fund (the "Trust"), a Cayman Islands trust. The Partnership and the Trust each owns securities of the Issuer. The Reporting Persons disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein, if any.